Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
File No. of Related Registration Statement: 333-145554

EV3 AND FOXHOLLOW ANNOUNCE DATE FOR SPECIAL MEETING OF FOXHOLLOW
STOCKHOLDERS TO VOTE ON PROPOSED MERGER
PLYMOUTH, Minn. and REDWOOD CITY, Calif. — September 4, 2007 — ev3 Inc. (NASDAQ: EVVV) and FoxHollow Technologies, Inc. (NASDAQ: FOXH) announced today that FoxHollow has set October 4, 2007 as the date of the special meeting of FoxHollow stockholders to vote on the proposed merger with ev3. The record date for determining stockholders entitled to vote at the special meeting was the close of business on August 30, 2007. FoxHollow and ev3 anticipate mailing the information/proxy statement-prospectus to their stockholders on or about September 5, 2007. The special meeting will be held on October 4, 2007 at 9:00 a.m., local time, at 900 Chesapeake Drive, Redwood City, CA 94063.
The registration statement on Form S-4 containing the information/proxy statement-prospectus related to the proposed merger was declared effective by the Securities and Exchange Commission on August 30, 2007.
Assuming the FoxHollow stockholders approve the merger agreement at the special meeting on October 4, 2007, ev3 and FoxHollow would anticipate completing the merger on or about October 5, 2007.
About ev3 Inc.
ev3 Inc. is a global medical device company focused on endovascular technologies for the minimally invasive treatment of vascular diseases and disorders.
ev3 and the ev3 logo are trademarks of ev3 Inc., registered in the U.S. and other countries.
All trademarks and trade names referred to in this press release are the property of their respective owners.
About FoxHollow Technologies
FoxHollow Technologies, Inc. develops and markets minimally invasive devices for the removal of plaque and thrombus for the treatment of peripheral artery disease (PAD). PAD results from plaque that accumulates in the arteries and blocks blood flow in the legs. These blockages can result in severe pain for patients and very limited physical mobility. The company’s SilverHawk Plaque Excision System is a minimally invasive method of removing the obstructive plaque and restoring blood flow to the legs and feet. The company’s Rinspirator thrombectomy system removes thrombus, or blood clots, from occluded arteries in patients suffering from PAD or coronary artery disease.
Forward-Looking Statements
This press release contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the distribution of the information/proxy statement—prospectus, the expected timing of the completion of the stockholder meeting, and completion of the merger involving ev3 and FoxHollow and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: the failure of FoxHollow stockholders to approve the transaction, the inability to satisfy the closing conditions contained in the merger agreement executed by ev3 and FoxHollow, and other extraordinary circumstances outside the control of ev3 or FoxHollow. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in the registration statement on Form S-4 that ev3 filed on August 17, 2007 (and any amendments and supplements thereto), ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007 and FoxHollow’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this press release.
Important Additional Information for Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 filed with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus.
Contacts:
ev3
Patrick Spangler
Chief Financial Officer
(763) 398-7000
pspangler@ev3.net
Media Relations:
Laura Nobles
Nobles Communications
(310) 795-0497
laura@noblescommunications.com
Investor Relations:
Marian Briggs
Padilla Speer Beardsley
(612) 455-1742
mbriggs@psbpr.com
FoxHollow Technologies
Investor Relations:
Matt Ferguson
Chief Financial Officer
650-421-8449
investorrelations@foxhollowtech.com
Media Relations:
Mike Ennen
Vice President, Global Marketing
650-839-8066
mennen@foxhollowtech.com

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